

Mail Stop 3720

June 25, 2008

Tomasz Zurawek
President and Chief Financial Officer
Nurse Solutions, Inc.
439 West Bockman Way
Sparta, TN 38583

> **Re:** **Nurses Solutions, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 21, 2008**
> **File No. 333-141875**

Dear Mr. Zurawek:

We issued comments to you on the above captioned filing on May 20, 2008. As of the date of this letter, you have not amended your filing to comply with our comments.

If you do not respond to the outstanding comments by filing your amended Form 10-KSB or contact us by July 9, 2008, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have any question.

Sincerely,

Kyle Moffatt
Accountant Branch Chief